NEWS RELEASE

 Trading Symbols

TSX V:  IXS

 OTCBB: IXSBF

InNexus Appoints Dr. Thomas Kindt, Former National Institute of Health (NIH) Director of Intramural Research, as Chief Scientific Officer,

Focuses on Commercialization of DXL™

BRITISH COLUMBIA, Canada—July 5, 2007—InNexus Biotechnology Inc. (TSX VENTURE: IXS) (OTCBB: IXSBF), a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, is proud to announce the appointment of Dr. Thomas Kindt as Chief Scientific Officer (CSO).  Dr. Kindt has been a member of InNexus’ Scientific Advisory Board and was most recently Director of Intramural Research and Chief of Laboratory of Immunogenetics at the NIH in Bethesda, Maryland.   Dr. Kindt replaces Dr. Kohler who remains a Consultant to the Company.

Jeff Morhet, President and CEO of InNexus said, “This appointment is an important step in communicating the expertise of our team and our mission to commercialize our DXL™ technology.  We are focused on driving projects to the FDA for human trials and concentrating our team and activities on drug development with the assistance of our world class Scientific Advisory Board.  Later this year, we will publicly share information about our product development program including InNexus’ first pre-clinical stage product candidate for the treatment of cancer.”

Commenting on Dr. Kindt’s appointment, Dr. Kohler said, “It is now time and I look forward to, passing the scientific baton to InNexus’ commercial development team. I fully support InNexus’ chief goal of commercializing products based on the DXL™ technology and will continue to serve as a scientific advisor to Mr. Morhet. My best wishes to Jeff, his team and the strategy he has developed for the future of InNexus.”

Dr. Kindt was most recently Director of Intramural Research and Chief of Laboratory of Immunogenetics, NIAID, NIH and spent a year as Visiting Scientist, Analytical Immunochemistry Laboratory at the Institute Pasteur, Paris. Prior to this he was with the Rockefeller University in New York and the City of Hope National Medical Center in Duarte, CA. Dr. Kindt has served on a number of Advisory Boards and Committees including those of the Institute Pasteur, Tunis, Tunisia; Hematech LLC, Massachusetts; Institute for Medical Sciences, University of Tokyo; REDI Center, Singapore; NIH Facilities Working Group and Blue Ribbon Panel on Bioterrorism and implications for biomedical research. He has authored and co-authored 225 publications, two books and three patents; currently he is an active biomedical consultant, immunology textbook author and adjunct professor at the University of New Mexico’s Department of Biology.

About InNexus

InNexus is a drug development company commercializing the next generation of monoclonal antibodies based on its Dynamic Cross Linking (DXL™) technology, which improves the potency of existing antibody products while opening new markets and disease applications. DXL™ antibodies utilize unique, novel and patented methods and technologies of InNexus.

InNexus is headquartered in British Columbia with principal management based in Scottsdale, Arizona on the campus of The Mayo Clinic and has its own in–house developmental facilities. These development facilities provide validation of protein and peptide discoveries, enabling InNexus (and its strategic partners) to advance novel drug therapeutics and diagnostics. To learn more about InNexus, please visit www.ixsbio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release. This news release may contain assumptions, estimates, and other forward–looking statements that involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control, that may cause actual results or performance to differ materially from those currently anticipated in such statements.

On behalf of the Board of Directors of InNexus Biotechnology Inc.

“Jeff Morhet”

Jeff Morhet, President & CEO

Contacts

InNexus Biotechnology Inc.
Jeff Morhet, 480-862-7500
President & Chief Executive Officer
jmorhet@ixsbio.com

Endnotes

2760 – 200 Granville Street, Vancouver, BC, V6C 1S4

Telephone: 604 696-3604 or Toll Free 1-888-271-0788